UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

Given Imaging Ltd.
(Translation of registrant’s name into English)

Hermon Building, New Industrial Park, Yoqneam 20692, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____________________

The Issuer is filing material documents not previously filed.

On February 27, 2014, Given Imaging Ltd. (the “Company”) completed its previously announced merger (the “Merger”) with Rioja Israel (2013) Ltd., a subsidiary of Covidien plc (“Covidien”), pursuant to that certain Agreement and Plan of Merger dated as of December 8, 2013 by and among the Company, Rioja Israel (2013) Ltd. and Covidien Group S.a.r.l. (“Parent”).  As a result of the Merger, the Company has become a wholly-owned subsidiary of Covidien.

At the effective time of the Merger (the “Effective Time”), (i) each ordinary share of the Company (an “Ordinary Share”) issued and outstanding immediately prior to the Effective Time (other than Ordinary Shares held in the treasury of the Company or owned by Parent or any direct or indirect wholly-owned subsidiary of the Company or Parent) was canceled and converted into the right to receive US$30.00 in cash (the “Merger Consideration”), without interest and subject to applicable withholding taxes, (ii) each option to purchase Ordinary Shares outstanding immediately prior to the Effective Time became fully vested and was cancelled in exchange for the right to receive the product of the excess, if any, of the Merger Consideration over the applicable exercise price of such option, and the total number of Ordinary Shares underlying such option, without interest and subject to applicable withholding taxes; and (iii) each Restricted Stock Unit of the Company outstanding immediately prior to the Effective Time became fully vested and was cancelled in exchange for an amount in cash equal to the product of the Merger Consideration and the number of Ordinary Shares subject to such Restricted Stock Unit, without interest and subject to applicable withholding taxes.

The Company has notified the NASDAQ Global Select Market (“NASDAQ”) and the Tel Aviv Stock Exchange Ltd. (the “TASE”) of the completion of the Merger, and trading of Ordinary Shares on NASDAQ and the TASE has been suspended.  In addition, the Company has requested that NASDAQ file a delisting application on Form 25 with the Securities and Exchange Commission to report the delisting of the Ordinary Shares from NASDAQ.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 27, 2014

GIVEN IMAGING LTD.

By:	/s/Ido Warshavski
Name: Ido Warshavski
Title: General Counsel & Corporate Secretary